Exhibit 15.7

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD

For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

8 March, 2016

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2015

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 234 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2015 (the “Annual Report”) annexed as Annex A, which is incorporated by reference in the registration statement No. 333-192551 for AstraZeneca Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)	AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)	AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Sarah Davies

Sarah Davies

For and on behalf of Bureau Veritas UK Ltd (Sustainability Services)

ACCEPTED AND AGREED

This 8th day of March 2016

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp

Title: Company Secretary

2

ANNEX A

Strategic Report  |  Strategy

Key performance indicators continued

20	AstraZeneca Annual Report and Form 20-F Information 2015

Strategic Report  |  Business Review

Research and Development continued

Values in action: We put patients first

Personalised healthcare aims to match medicines to patients who will benefit from them most. Advances in science mean we can now design diagnostic tests to tell us how individual patients are likely to respond to a medicine before prescribing it. We are also using new technology, such as blood-based tests in lung cancer, so that this science reaches more patients. Developing medicines in this way helps deliver the right medicine to the right patient and means better, more effective treatment.

regulatory approaches, as well as accelerating drug formulation and supply chain solutions. Examples in 2015 included presenting regulators with scientific rationale based on robust early clinical data in respect of Tagrisso, while fast delivery times to secure data from PEGASUS-TIMI 54, our 21,000-patient study for Brilinta, supported wider approvals in the US and additional regulatory submissions in the EU and US. GMD has created dedicated oncology delivery teams and recruited more medical expertise to bring potential new cancer treatments to patients more quickly, where there is significant unmet medical need.

See Therapy Area Review from page 24

GMD also pursues opportunities to simplify processes to increase efficiency and productivity. A new information management system for all regulatory submissions, registrations and product changes provides improved access to documentation. We have also completed the outsourcing of routine regulatory maintenance and publishing tasks to a data-handling provider, so our internal resources can focus solely on activities to support our regulatory submission priorities. In clinical operations, we are adopting new technology and approaches to improve monitoring of clinical trials and ensure patients are protected.

Investment in disease area and scientific capabilities

With the consolidation of R&D activities to strategic centres, we continue to hire new employees to strengthen our disease area expertise and technical capabilities. This helps to meet the needs of our expanded late-stage portfolio and support the increasing number of clinical trials.

Payer and real-world evidence capabilities are helping us to show how our medicines may improve outcomes compared to other treatments, and to demonstrate how they may reduce the need for hospital or specialist care, and make a difference to patients’ lives.

We continue to engage with medical experts to provide important insight into our drug programmes. Such engagements will help ensure our medicines address the needs of patients as well as healthcare professionals. In support of this as detailed in the Pipeline and Therapy Area Introduction on page 24, we have signed an agreement with PatientsLikeMe.

Our scientific reputation

Demonstrating the quality of the research conducted in our laboratories, through publication in high-quality and ‘high-impact’ journals, is an essential element in building our scientific reputation and achieving scientific leadership. It is also critical for recruiting and retaining the best scientists from around the world. Scientists from IMED, MedImmune and GMD have published a record number of ‘high-impact’ publications with 58 manuscripts in peer-reviewed journals with impact factor exceeding 15 (Thomson Reuters 5yr IF score). This represents an eight-fold improvement since our drive to publish in ‘high-impact’ journals in 2010, and demonstrates recognition of the quality of our science by industry and academic peers.

Responsible research†

We are committed to achieving scientific leadership and delivering life-changing medicines in a trustworthy and ethical manner. Our global standards of bioethics apply to all our research activity, whether conducted by us or third parties on our behalf.

Patient safety

Patient safety is very important to us and we strive to minimise the risks and maximise the benefits of our medicines. Through a pharmacovigilance programme, we monitor our medicines to learn of any side effects not identified during the development process and provide information concerning the safety profile of our medicines to regulators, healthcare professionals and, where appropriate, patients. We also work with regulatory authorities worldwide to raise pharmacovigilance awareness.

Our patient safety team helps fulfil our commitment to patient safety. Each developing and marketed medicine is allocated a Global Safety Physician and a patient safety scientist. In addition, each market is supported by a dedicated patient

44	AstraZeneca Annual Report and Form 20-F Information 2015

safety manager. Our Chief Medical Officer has accountability for the benefit/risk profiles of our products in development and on the market. He provides medical oversight and enforces risk assessment processes to facilitate efficient and informed safety decision making.

Clinical trials and transparency

In 2015, we conducted clinical trials at multiple sites in various countries and regions as shown in the chart over. This broad span helps ensure that study participants reflect the diversity of patients for whom our medicines are intended and identifies the patients for whom the medicine may be most beneficial. Our global governance process for determining where we locate clinical trials provides the framework for ensuring a consistent, high-quality approach worldwide. Protecting participants throughout the trial process is a priority and we have strict procedures to help ensure participants are not exposed to unnecessary risks.

All our clinical studies are designed and finally interpreted in-house but some are conducted by CROs on our behalf. In 2015, approximately 36% of patients in our small molecule studies and 56% of patients in our biologics studies were monitored by CROs. We require these organisations to comply with our global standards and we conduct risk-based audits to monitor compliance. We also engage and collaborate with external scientific experts to support the design and interpretation of these clinical studies. Committees oversee study execution and progress, and we frequently collaborate with academic research organisations, particularly for larger multicentre outcome trials.

We believe that transparency enhances the understanding of how our medicines work and benefit patients. We publish information about our clinical research, as well as the registration and results of our clinical trials – regardless of whether they are favourable – for all products and all phases, including marketed medicines, drugs in development and drugs where development has been discontinued.

For more information, please see our website, www.astrazeneca.com, or our clinical trials website, www.astrazenecaclinicaltrials.com

During 2015, we implemented a number of changes in response to the new EU Clinical Trial Regulation, EMA’s Policy 70 and the EFPIA/PhRMA Responsible Data Sharing principles.

Clinical trials by region

	Small molecule	Biologics
Europe	16%	14%
US/Canada	26%	34%
Asia Pacific	15%	6%
Central/Eastern Europe	27%	25%
Japan	3%	12%
Latin America	10%	7%
Middle East and Africa	3%	2%

Research use of human biological samples

The use of human biological samples, such as solid tissue, biofluids and their derivatives, plays a vital role in developing a deeper understanding of human diseases and their underlying mechanisms, thereby helping to develop effective, new and personalised medicines.

In carrying out this important area of research, we maintain policies and processes to ensure that we both comply with the law and meet regulatory concerns. We place an emphasis on informed consent that protects the rights and expectations of donors and families throughout the process of acquisition, use, storage and disposal of the samples. Protecting the confidentiality of a donor’s identity is of the utmost importance and a key part of our process includes the coding of biological samples and associated data (including genetic data).

In rare circumstances, AstraZeneca may use human fetal tissue or embryonic stem cells. In these circumstances, an internal review of the scientific validity of the research proposal will be conducted and permission to use the tissue will be granted only when no other scientifically reasonable alternative is available. AstraZeneca also insists its third party vendors adopt the highest ethical standards and we rigorously assess the ability of tissue suppliers to meet our quality and ethical expectations. We are committed to minimising the use of fetal tissue by exploring technological alternatives.

Animal research

We are committed to helping the public understand our use of animals in research and our methods for reducing, refining, or replacing them. Our commitment is reflected in our Global Bioethics Policy, and along with other signatories, progress has been published in the 2015 Annual Report on the ‘Concordat on Openness in Animal Research in the UK’.

In response to a routine internal audit of our animal welfare assurance, we have improved our governance structure by providing a single point of accountability with oversight across AstraZeneca effective 1 January 2016. Our approach will provide consistent implementation of policies and procedures, and will ensure that all new organisations that join AstraZeneca have support in fulfilling their obligations under the Code of Conduct.

Further information on our governance structure can be found on our website, www.astrazeneca.com

Animal research use varies depending on numerous factors, including our amount of pre-clinical research, the complexity of the diseases under investigation and regulatory requirements. We believe that without our active commitment to reducing, refining, or replacing animals in research, our animal use would be much greater. In 2015, we used 182,055 animals in-house (2014: 194,162). In addition, 33,220 animals were used by CROs on our behalf (2014: 15,634).

†	For further information on AstraZeneca’s approach to doing business sustainably please refer to In the wider world from page 55 and on our website, www.astrazeneca.com.

AstraZeneca Annual Report and Form 20-F Information 2015	45

Values in action: We put patients first

We have established a secure and low-cost supply chain in support of our Healthy Heart Africa programme (see page 51). Understanding the patient’s circumstances was key as we worked to enable access to, and affordability of, high-quality anti-hypertensives to middle- and lower-income patients. We are working with our distributors and NGO partners to gather and share reliable data so that we can respond to changing patient needs.

employed around readiness for launch of Tagrisso, while our Healthy Heart Africa programme has been further developed as we aim to reach 10 million patients across Africa. Further pilots are already under development for 2016, as we look to improve the end-to-end supply chain performance.

Product quality and supply chain

We are committed to high product quality, which underpins the safety and efficacy of our medicines. To help assure compliance and quality, we maintain a comprehensive quality management system.

Our continuous improvement programme allows us to upgrade our systems and minimise environmental impact. By applying Lean methodology to our manufacturing plants and supply chain, we have been successful in reducing waste and inventory costs. We have also improved efficiency, quality, lead times, equipment effectiveness and overall customer responsiveness. We are continuing to establish more efficient processes, with global supply chain experts providing support throughout the organisation.

Regulation and compliance

Manufacturing facilities and processes are subject to rigorous regulatory standards. These continuously evolve and are not harmonised globally. They are also subject to inspections by regulatory authorities, who are authorised to mandate improvements to facilities and processes, halt production and impose conditions for production to resume.

In 2015, we hosted 38 independent inspections from 16 regulatory authorities. We reviewed observations from these inspections, together with the outcomes of internal audits, and, where necessary, implemented improvement actions.

Our strategy reflects our commitment to maintaining the highest ethical standards and compliance with internal policies, laws and regulations. We review and comment upon evolving national and international compliance regulations through our membership of industry associations including EFPIA and PhRMA.

Working with suppliers†

With most of our API manufacturing outsourced, we need an uninterrupted supply of high-quality raw materials. We therefore place great importance on our global procurement policies and integrated risk management processes. We purchase materials from a wide range of suppliers and work to mitigate supply risks, such as natural or man-made disasters that disrupt supply chains or the unavailability of raw materials. Contingency plans include using dual or multiple suppliers where appropriate, maintaining adequate stock levels and working to mitigate the effect of pricing fluctuations in raw materials.

We also seek to manage reputational risk. Our ethical standards are integral to our procurement and partnering activities and we continuously monitor compliance through assessments and improvement programmes. We work only with those suppliers whose standards of ethical behaviour are consistent with our own. We will not use suppliers who are unable to meet our standards.

To achieve this, we have an established process for third party risk management. This process, which consists of four steps and applies to all our suppliers, downstream supply chain partners and local business development partners, assesses risk based upon defined criteria. These include risks related to bribery and corruption, data privacy, the environment and wages. Each step of the process provides an additional level of assessment, and we conduct more detailed assessments on those relationships identified as higher risk. Through this risk-mitigation process we seek to better understand the partner’s risk approach and ensure the partner understands and can meet our standards. We conducted a total of 11,236 assessments in 2015, taking our total number of assessments to 13,845. Of these 4,613 were in the Asia Pacific region, followed by 4,115 in Europe and 3,538 in the Americas. The remaining 1,579 assessments relate to global suppliers and those based in the Middle East and Africa.

In addition, we conducted 49 audits on direct materials suppliers to ensure they employ appropriate quality, health and safety practices. 35% of suppliers met our expectations and 65% implemented improvements to address minor instances of non-compliance. During our due diligence process, we identified and rejected 326 suppliers, including 65 for reputational related concerns.

†	For further information on AstraZeneca’s approach to doing business sustainably please refer to In the wider world from page 55 and on our website, www.astrazeneca.com.

AstraZeneca Annual Report and Form 20-F Information 2015	47

Strategic Report  |  Business Review

Sales and Marketing continued

Innovative collaborations are giving us access to novel science, technology and medicines. These complement and strengthen our portfolio. One example is our collaboration with FibroGen in China to develop and commercialise roxadustat, a potential first-in-class oral compound for treating anaemia in patients with CKD.

Increasing access to healthcare†

We have made significant progress in broadening the access to our products by making medicines more affordable and we are working towards greatly increasing access, particularly in low income countries, through our patient access programmes. Our efforts to improve affordability are particularly focused on ability to pay based on disposable household income. We continue to grow our capabilities and build on the experience of wellbeing initiatives and patient access programmes which provide discounts on our medicines and other patient services, for example FazBem in Brazil, Disfruto Mi Salud in Central America and the Caribbean, MAZ Salud in Mexico and Karta Zdorovia in Russia. We have significantly expanded these initiatives across Latin America, the Middle East and Africa, and Asia Pacific, and the number of patient access programmes in Emerging Markets has more than doubled since 2013, reaching 3.5 million patients in total by the end of 2015.

Improved access is bringing down healthcare barriers, particularly in developing countries. In 2015, we expanded our efforts in Africa to enable greater access to hypertension medication and other essential services for patients who are otherwise unable to access medication or other forms of treatment.

For more information, please see the Healthy Heart Africa case study over

Pricing and delivering value

Our global pricing policy helps to ensure appropriate patient access while optimising the sustained profitability of our products. When setting the price of a medicine, we consider its full value to patients, payers and society generally. We also pursue a flexible pricing approach. For example, we support the concept of differential pricing, provided that appropriate safeguards are in place to help ensure lower-priced products reach the patients who need them and are not diverted for sale and use in more affluent markets.

Our medicines help treat unmet medical need, improve health and create economic and therapeutic benefits. Effective treatments can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity by reducing or preventing days lost to illness. Nevertheless, pricing pressure remains, as outlined in Marketplace on page 12. We are acutely aware of the economic challenges faced by payers and remain committed to delivering value to payers and patients alike. We work closely with payers and providers to understand their priorities and requirements. We also conduct real-world evidence studies to demonstrate how our products improve health outcomes, offer value and support cost-effective healthcare.

Sales and marketing ethics†

We are committed to employing high ethical standards of sales and marketing practice worldwide. This is consistent with our Global Policy on Ethical Interactions. We report publicly on the number of

>	confirmed breaches of external sales and marketing codes
>	breaches of our Code of Conduct or supporting policies by employees and contractors in our Commercial Regions, and associated corrective actions.

During 2015, we continued to train employees on the global standards that govern the way we operate. We have comprehensive processes as well as dedicated compliance professionals who monitor adherence to our Code of Conduct and Global Policies. These professionals also support our line managers locally in supervising their staff. A network of nominated signatories review our promotional materials against applicable requirements. In 2015, audit professionals also conducted compliance audits on selected marketing companies.

We identified 11 confirmed breaches of external sales and marketing regulations or codes in 2015 (2014: six).

There were 1,749 instances, most of them minor, of non-compliance with our Code of Conduct, Global Policies or related control standards in our Commercial Regions, including instances by contract staff and other third parties (2014: 1,847).

We removed 339 employees or contractors from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 490 others and provided further guidance or coaching on our policies to 1,476 more. The most serious breaches were raised with the Audit Committee.

US Corporate Integrity Agreement and The Physician Payments Sunshine Act reporting

In April 2010, AstraZeneca signed an agreement with the DOJ to settle an investigation relating to the sales and marketing of Seroquel IR. The requirements of the associated Corporate Integrity Agreement (CIA) between AstraZeneca and the Office of the Inspector General of the US Department of Health and Human Services (OIG) included a number of monitoring and self-reporting obligations that differ from the self-reporting required by authorities in the rest of the world. To meet these obligations, AstraZeneca provided notices to the OIG describing the outcomes of particular investigations potentially relating to violations of certain laws. We also submitted an annual report to the OIG, summarising monitoring and investigation outcomes relevant to the CIA requirements. Under the CIA, AstraZeneca also disclosed, on a publicly available website, certain payments to US physicians and institutions. The CIA was for a period of five years and successfully concluded on 30 April 2015. AstraZeneca continues to maintain a robust compliance framework to ensure compliance with all applicable laws and regulations, and that the business is operating with high ethical standards. AstraZeneca also continues to report to the US government, detailed information relating to payments to physicians and teaching hospitals in the US, as required by The Physician Payments Sunshine Act.

†	For further information on AstraZeneca’s approach to doing business sustainably please refer to In the wider world from page 55 and on our website, www.astrazeneca.com.

50	AstraZeneca Annual Report and Form 20-F Information 2015

Healthy Heart Africa

Healthy Heart Africa (HHA) is our innovative programme to support African governments in reducing the burden of heart disease and, specifically, hypertension. This challenge is huge. According to WHO, Africa is home to the highest prevalence of adults living with hypertension and an estimated 46% have high blood pressure.

>  Created training materials for healthcare providers and community health workers on hypertension prevention, screening, diagnosis and treatment. In many cases, these community healthcare workers had never received training about hypertension before.

To reach our objectives, HHA has adopted an innovative model:

>  Raising awareness by leveraging community health worker networks.

>  Training providers and driving care to lower levels in the healthcare system.

>  Ensuring access to and availability of treatment by ensuring that healthcare workers are equipped to provide screening and have a consistent supply of appropriate medicines.

We especially appreciate AstraZeneca’s approach to partnership in order to design and implement a leading programme that is integrated into healthcare platforms.”

Dr Joseph Kibachio, Head of Division of Non-Communicable Diseases, Ministry of Health, Kenya

The programme was launched in October 2014 in collaboration with the Kenyan Ministry of Health and a portfolio of well-respected implementing partners. Addressing non-communicable diseases such as hypertension in middle- and low-income populations in a healthcare system that, historically, has prioritised communicable diseases and infections, remains a challenge. However, in a short space of time, the programme has achieved remarkable progress which will enable HHA to expand operations to other geographies in order to achieve our ambition of reaching 10 million hypertensive patients across sub-Saharan Africa by 2025 – in line with WHO’s goal of a 25% reduction in the prevalence of raised blood pressure by that date.

By the end of 2015, we had:

>  Screened one million patients in Kenya.

>  Trained over 2,600 healthcare workers, including doctors, nurses, community health volunteers and pharmacists to provide education and awareness, screening and treatment services for hypertension.

>  Equipped at least 250 health facilities – ranging from small dispensaries staffed by a handful of people to large-scale facilities – to provide hypertension services, including the establishment of secure supply chains for low-cost, high-quality antihypertensive medicines.

>  Worked with the Ministry of Health and key scientific societies to develop a hypertension treatment protocol.

1m Screened one million patients in Kenya for hypertension in 2015 Watch the video at www.astrazeneca.com

AstraZeneca Annual Report and Form 20-F Information 2015	51

Hiring over recent years means that employees with less than two years’ service now represent 36% of our global workforce (up from 20% in 2012). This provides a greater balance in terms of refreshing talent and retaining organisational experience. The composition of our international workforce has also changed with our business focus. This can be seen in the Sales and Marketing figures below, which shows an increasing concentration in Emerging Markets.

Voluntary employee turnover increased marginally to 9.2% in 2015 from 8.8% in 2014. However, the voluntary employee turnover rate among our high performers in 2015 reduced to 4.0% from 6.8% in 2014. We seek to reduce regretted turnover through more effective hiring and induction, high-level reviews of resignations, risk assessments and retention plans.

Develop a strong and diverse pipeline of leaders†

To foster innovation, we seek to harness different perspectives, talents and ideas as well as ensuring that our employees reflect the diversity of the communities in which we operate.

During 2015, we reviewed our talent management and succession planning processes, and implemented a revised approach which is focused on ensuring we have robust succession plans in place for our most business critical roles. Embedded in this new approach is a focus on both external sourcing and the development of our people to ensure that we have the right capabilities and leaders in place to deliver our strategy.

As shown in the gender diversity figure on the previous page, women comprise 49.8% of our global workforce. There are currently four women on our Board (33%). Below Board level, the representation of women in senior roles (ie roles at Career Level F or above which constitute the six highest bands of our employee population) increased to 42.0% in 2015, which exceeded our Scorecard target of 41% for this measure. We continue to hire high-quality leaders: 13% of the approximately 130 leadership roles that report to our senior leadership team joined AstraZeneca in 2015. To ensure our senior leadership reflects our diverse geographic footprint, we track the country of origin of senior leaders and reflect this in our diversity targets. In 2015, 15.6% of leadership roles that report to our senior leadership team have a country of origin that is an Emerging Market or Japan (an increase from 5% in 2012), which exceeded our Scorecard target of 13% for this measure.

To maximise our employees’ potential, we use leadership programmes, both online and instructor-led, to help build the right capabilities and culture. In 2015, we continued our programme for emerging leaders with the Massachusetts Institute of Technology (MIT). These programmes aim to foster openness, inclusivity and innovation and are a part of a wider effort

Sales and Marketing workforce composition (%)
● Emerging Markets	56%
● Established Markets	44%

to offer leaders at all levels of the organisation appropriate, globally consistent leadership development opportunities.

In 2015, a further 270 people participated in our various talent development programmes. We continued to offer the STAR programme which teaches our emerging talent about enterprise leadership and provides an opportunity to discuss AstraZeneca case studies and interact with senior leaders. We also continued our Insight Exchange programme to help foster diversity and inclusion, and strengthen our pool of emerging talent.

Our efforts received external recognition in 2015. AstraZeneca was ranked second among 400 businesses in Bloomberg’s inaugural survey of ‘The best place to work in corporate Britain’, while the National Association for Female Executives ranked us as one of its 50 leading companies for the seventh year running. We also featured among Working Mother Magazine’s 100 Best Companies.

Drive a vibrant, high-performing culture

Continuing our emphasis on high performance, in 2015 we implemented a single global performance management framework and approach. We require every employee to have been set high-quality objectives, aligned to our strategy, which we monitor closely. Managers are accountable for working with their employees to develop individual and team performance targets, and for ensuring employees understand how they contribute to our overall business objectives.

AstraZeneca Annual Report and Form 20-F Information 2015	53

Strategic Report  |  Resources Review

Employees continued

Values in action:

We are entrepreneurial

People development is a key global priority. In order to encourage a growth mindset and connect individual development to achievement of our strategic ambitions, we held People Development Week events in 2015. AstraZeneca employees participated in more than 70 face-to-face events held in more than 50 countries. Engagement by staff was demonstrated by 6,600 comments on people development in our sample employee surveys.

Equally important are our performance-related bonus and incentive plans. We encourage participation in various employee share plans, some of which are described in the Directors’ Remuneration Report from page 103, and also in Note 26 to the Financial Statements, from page 182.

We regularly conduct employee surveys and an area of improvement highlighted by our FOCUS 2014 employee survey was the need to further simplify our organisation, and we use the scores for survey questions relating to simplification as a measure of our success towards achieving our Scorecard objective.

Across the Group, individuals, teams and departments are encouraged to identify opportunities for simplification by removing obstacles to efficiency and improving the way in which they work. In 2015, these efforts were highlighted and shared in a virtual ‘Simplification Week’ using our new global intranet, Nucleus, and our global social platform, Chatter.

To support our drive for simplification further, we continue to widen the average span of control (7.2 employees reporting to each manager in 2015, up from 6.3 in 2012) and limit the number of reporting layers in the organisation. We believe this will increase the speed of decision making, drive accountability and improve communication.

We continue to track our progress with these initiatives through our sample employee survey which shows an eight percentage point increase in the view that AstraZeneca has been successful at eliminating obstacles to efficiency when compared to FOCUS 2014.

Generate a passion for people development

We endeavour to ensure that all our employees use their talents and abilities to the full and are provided opportunities for development. In addition to simplification, another area of improvement highlighted by our FOCUS 2014 employee survey was career development. As a result, we are strengthening our efforts in this area. In 2015, for example, we conducted over 70 Development Week events covering almost all our sites globally.

We encourage employees to take ownership of their own development and encourage leaders to spend time discussing their employees’ development.

The ability of managers and leaders to develop their employees is critical, and is measured through our sample employee surveys. The scores for the survey questions pertaining to people development now contribute to our global Scorecard objective of being a great place to work.

Human rights†

We are committed to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence (such as our third party providers). To that end, we integrate human rights considerations into our policies, processes and practices.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization’s (ILO) standards on child labour and minimum wages. We are also members of the United Nations Global Compact on Human Rights.

In 2015, we completed a human rights labour review in all countries where we have a presence. The review focused on ILO core themes, including freedom of association and collective bargaining, child labour, discrimination, working hours and wages. In this second survey we added questions on the living wage, data management and recruitment and the results have remained positive. Where a gap to ILO minimum standards was identified, we are putting in place local plans to close those gaps. As well as measuring living wage progress internally, we also conducted an independent external review so that we can assess developments in this area to inform our approach better. As a first step we are seeking accreditation from the Living Wage Foundation in the UK and will treat this as an experience to be evaluated alongside all other associated evidence in respect of seeking a global solution, for example, monitoring impact on our cost base.

Managing change

As outlined in Strategic priorities on page 16 and 17, in 2013, we announced plans to invest in three strategic R&D centres which are shown on the map on the previous page. This affected employees in the US and the UK. We encouraged and supported employees to relocate and have made good progress. For example, 1,600 employees now work in Cambridge and, of these employees, 500 have relocated from other sites in the UK. In addition to the 410 employees hired in 2015, over the next two years we expect to hire approximately a further 600 new employees to Cambridge. We are using interim infrastructure in and around Cambridge to house these employees until our new site is ready. For employees who do not accept offers to relocate to Cambridge we provide career support, outplacement support and competitive severance packages.

For more information on our restructuring programme, please see Financial Review from page 68

Employee relations

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. We work to develop and maintain good relations with local workforces and work closely with our recognised national trade unions. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses.

†	For further information on AstraZeneca’s approach to doing business sustainably please refer to In the wider world from page 55 and on our website, www.astrazeneca.com.

54	AstraZeneca Annual Report and Form 20-F Information 2015

Strategic Report  |  Resources Review

In the wider world continued

Vehicle collisions

Year	Collisions per million km	Target
2015	4.15	5.60
2014	4.66	6.10

Lost time injury/illness

Year	Lost time injury/illness rate per million hours worked	Target
2015	1.37	1.91
2014	1.59	2.10
>	pursuing partnering, in-licensing and acquisitions to strengthen our therapy area portfolios.

Our business model also encompasses externalisation as a component of our portfolio management strategy. This includes strategic collaborations to broaden and accelerate the development of key pipeline assets in our three therapy areas. We also leverage opportunities in other areas where we retain an interest in the future development of projects. Our collaborations with Lilly and Celgene are examples of this approach. For more information on these externalisation partnerships, see Business model on pages 8 and 9, and Financial Review from page 62. We also divest medicines that can be deployed better by a partner with a primary focus in the relevant area.

Over the past three years we have completed more than 240 major or strategically important business development transactions, including some 122 in 2015. Of these transactions, 24 were related to clinical stage assets or programmes, 48 to pre-clinical assets or programmes and 11 to PHC and biomarkers. Thirty-nine transactions helped expand our biologics capabilities. Approximately 30 agreements related to our expanding commitment to Open Innovation. Acquisitions completed in the year included the acquisition of Actavis’ respiratory franchise in the US and the acquisition of ZS Pharma. Agreements regarding the acquisition of Takeda’s respiratory portfolio and the acquisition of a controlling equity position in Acerta Pharma were signed in 2015. These were not, however, included in the 2015 data as the Takeda transaction is due to complete

Sustainability framework

A sustainability framework is embedded in the way we operate:

Sustainability Advisory Board

Established in 2015 and will meet twice annually to provide external insight, feedback, and advice to help sharpen our understanding of, and responses to, established and emerging sustainability issues. The Advisory Board will also help identify opportunities for further innovation and collaboration.

Board

Non-Executive Director, Geneviève Berger, oversees implementation of the sustainability framework and reporting to the Board

SET

SET is responsible for the framework.

- Senior managers throughout the Group are accountable for operating in line with the sustainability commitments within their areas, taking into account national, functional, and site issues and priorities.
- Line managers are accountable for ensuring that their teams understand the requirements and that people are clear about what is expected of them as they work to achieve our business goals.

Sustainability Council

The Council is chaired by a SET member, currently Katarina Ageborg. Members comprise senior leaders from each relevant SET function. Its agenda will focus on driving long-term value creation by, among other things

- agreeing sustainability priorities for the Group in line with strategic business objectives
- managing and monitoring the annual process of setting sustainability objectives and targets, as well as reviewing performance against KPIs
- agreeing appropriate policy positions to support our objectives and reputation management.

Sustainability Working Group

The Working Group of SET function representatives supports the Council. The Working Group reviews issues with the potential to impact AstraZeneca's sustainability agenda. As appropriate, it prepares proposals for the Council's consideration.

Stakeholders

Regular engagement with stakeholders, which takes place with a range of socially responsible investors and other interest groups, provides the opportunity for sustainable issues or concerns to be raised and discussed.

56	AstraZeneca Annual Report and Form 20-F Information 2015

in the first half of 2016 and the transaction with Acerta Pharma completed in February 2016. In addition, four transactions that contribute to Externalisation Revenue were completed in 2015 with a further 10 divestments or out-licences also completed.

 For more information on our partnering activity in 2015, please see Therapy Area Review from page 24, Research and Development from page 42, Financial Review from page 62 and Note 24 to the Financial Statements from page 173

Sustainability

We want to be valued and trusted by our stakeholders as a source of great medicines over the long term. That means operating in a way that recognises the interconnection between business growth, the needs of society, and the limitations of our planet. Our sustainability efforts are aligned to, and support the delivery of, our business strategy in five core areas that are most relevant to our business

>	Increasing access to healthcare (see page 50 and Healthy Heart Africa on page 51)
>	Natural resource efficiency (below)
>	Responsible research (from page 44)
>	Ethical business practices (see Working with suppliers, Sales and marketing ethics and Community investment on pages 47, 50 and 58 respectively)
>	Being a great place to work (see Develop a strong and diverse pipeline of leaders, Human rights and Safety, health and wellbeing on pages 53, 54 and 57 respectively).

Further information about our sustainability agenda is available on the Sustainability pages on our website, www.astrazeneca.com

During 2015, we commissioned an independent think-tank to review our current focus areas, examine our areas of strength and weakness, and help identify our priorities going forward. An internal focus group meeting took place to refine and calibrate the high-level findings. This involved assessing risks and opportunities, as well as the current level of integration, for each issue. This assessment is continuing and, will become the foundation for the priorities and improvement targets that define the next stage of our journey. Our goal is to ensure that sustainability is effectively aligned to our business strategy and truly embedded into the way in which we operate and define success.

For more information on our approach to sustainability, benchmarking and assurance, see Sustainability: supplementary information from page 234 and the Sustainability pages on our website, www.astrazeneca.com

Safety, health and wellbeing

We work to promote a safe, healthy and energising work environment in which our employees and partners are able to express their talents, drive innovation and improve business performance. Our five-year target period ended in 2015. The targets for 2015 included

>	no fatalities
>	lost time injury/illness rate per million hours worked of no more than 1.91 (a 25% reduction from the 2010 baseline)
>	no more than 5.6 collisions per million kilometres driven (40% reduction from 2008 baseline)
>	at least 80% of sites and marketing companies to offer six essential health activities.

Our highest priority remains driver safety, particularly among our sales force who form the largest group of employees driving on AstraZeneca business. We monitor performance centrally to assess progress and identify areas for improvement. In 2015, we delivered our five-year target for reducing collisions per million kilometres driven, achieving a 55% reduction from baseline. We regret, however, that one employee was killed in a traffic accident while driving on AstraZeneca business. We carried out a detailed investigation into this accident and developed an action plan to address the findings. Actions were monitored and what was learnt from the incident was shared widely across the business. Having already achieved our 2015 lost time injury/illness rate target two years early, we achieved a further reduction in 2015. This equates to a 46% overall reduction from the 2010 baseline.

The 2015 health and wellbeing target was missed, with 60% of sites offering six essential health activities, compared to the 80% target. Although this is disappointing, 84% of sites now offer at least five activities, compared to only 28% in 2011.

Natural resource efficiency

Our 2015 targets1 included reducing

>	operational greenhouse gas footprint to 714,375 tonnes CO2

Operational greenhouse gas footprint emissions (tonnes CO2)

Waste production (tonnes)

Water use (m3)

Note: Significant site purchases in 2014 and 2015 have been absorbed into the annual data without historical rebasing of data.

>	hazardous waste to 0.633 tonnes/$m sales and non-hazardous waste to 0.473 tonnes per employee
>	water use to 3.4 million m3.

We are working to reduce our greenhouse gas emissions by, among other things, improving energy and fuel efficiency and pursuing lower-carbon alternatives to fossil fuels. During 2015, our air and road travel and freight transport emissions decreased due to greater achievement in switching freighting of goods from air to sea and reducing business air travel significantly. Procurement of energy from certified renewable sources increased to represent 6.1% of total consumption.

Our pMDI inhaler therapy relies on hydrofluoroalkane (HFA) propellants which affects our carbon footprint. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons they replace, they are still greenhouse gases. Excluding emissions from patient use of our inhaler therapy, our aim by 2015 was to reduce our operational greenhouse gas footprint by 20% from our 2010 level. We achieved this, with our operational greenhouse gas footprint totalling 704,073 metric tonnes in 2015, a reduction of 21.2% from our 2010 baseline.

For more information on carbon reporting, please see Sustainability: supplementary information from page 234

AstraZeneca Annual Report and Form 20-F Information 2015	57

Strategic Report  |  Resources Review

In the wider world continued

Values in action: Do the right thing

Michael Baldinger, CEO of RobecoSAM, said: “As one of the top-scoring companies in the pharmaceutical industry, AstraZeneca PLC has qualified for inclusion in the 2016 Sustainability Yearbook and has received the Silver Class distinction for its excellent sustainability performance.”

Waste management is another key aspect of our commitment to minimise environmental impact. We aimed to reduce our hazardous and non-hazardous waste by 15% from our 2010 levels, indexed appropriately. While waste prevention is an essential goal, we seek to maximise treatment by material recycling and avoiding landfill disposal when prevention is impractical. In 2015, our total waste was 38,452 metric tonnes with a tonnes/$m index of 1.56. We have reduced hazardous waste by 22% since 2010, due principally to changing production patterns and major investment at a UK manufacturing site in 2012 to enable recycling and reuse of solvent wastes. Hazardous waste generation indexed to $m revenues increased 5%, missing our 2015 target. We reduced non-hazardous waste by 14% since 2010, but when indexed against staff numbers the metric has not improved due to staff reductions since the baseline was set.

We recognise the need to use water responsibly and, where possible, to minimise water use in our facilities. To reach our 2015 water use reduction target of 25% from 2010 levels, we initiated water conservation plans at our largest sites. In 2015, our water use was 3.9 million m3, a reduction of 14% from our 2010 baseline. This fell some distance short of achieving our very ambitious five-year target. Water use indexed to revenues was 159 m3/$m (+16% from 2010 baseline).

We are also working on measuring and reporting the environmental impact of our external manufacturing activity and encourage setting of appropriate environmental targets with our suppliers. We believe we have captured data for more than 90% (based on spend) of the globally managed outsourced manufacture of key intermediates and APIs, formulation and packaging for our established brands. Understanding and management of our external supplier footprint will be a continued focus of our Safety, Health and Environment (SHE) improvement efforts going forward.

We continue to integrate environmental considerations across a medicine’s entire life-cycle, from discovery, research and development to manufacturing, commercialisation and disposal. We follow a progressive compliance programme to ensure that our manufacturing emissions of APIs do not exceed our internal standards for safe discharges at our manufacturing sites and we periodically conduct compliance assessments. We also follow a progressive approach to ensure ecopharmacovigilance. This involves regularly reviewing emerging science and literature for new information that might impact the environmental risk management plans for our products.

Further information, including environmental risk assessment data for our medicines, is available on our website, www.astrazeneca.com

New Safety, Health and Environment Strategy

In 2015, we finalised a new 2016 to 2025 SHE Strategy to build on our 2010 to 2015 performance and ensure that we are protecting the health and safety of our people and doing our ‘fair share’ to protect the planet. As an output of this strategic initiative, we have established a set of targets aimed at keeping AstraZeneca among the sector leaders in SHE performance. Our targets for 2025 are shown over.

Achieving these targets during a period of expected strong business growth will require significant business engagement and investment in resource efficiency. In light of this challenge, and in recognition that we narrowly missed our 2010 to 2015 water and waste efficiency targets, we have established a dedicated fund for capital projects that can drive substantial improvement in natural resource efficiency. We disclose our carbon and water performance and targets to external indices including the Carbon Disclosure Project (CDP). In the build up to COP 21, the 2015 Paris Climate Conference, we signed up to the CDP commitments for science-based targets and public disclosure of information associated with climate change performance.

Community investment

Our global community investment strategy focuses on healthcare in the community and science education. We are committed to operating responsibly, which means supporting our community and maximising the benefit of our investment for all stakeholders. For example, 2015 was the fifth year of our partnership with the UK educational charity Career Ready to support

58	AstraZeneca Annual Report and Form 20-F Information 2015

increased participation by 16 to 19 year-olds in science, technology, engineering and maths subjects.

In 2015, we spent a total of approximately $680 million (2014: approximately $880 million) on community investment sponsorships, partnerships and charitable donations worldwide, including our product donation and patient assistance programmes which make our medicines available free of charge or at reduced prices. Through our three patient assistance programmes4 in the US we donated products valued at an average wholesale price of over $617 million (2014: over $800 million). We also donated products worth over $17 million, valued at average wholesale price, to charitable organisation AmeriCares.

Young Health Programme

We continued to develop the three strands of our Young Health Programme (YHP): advocacy; research; and evidence generation. These on-the-ground programmes focus on the primary prevention of non-communicable diseases (NCDs) and associated adolescent risk behaviours. With over 1.4 million young people in communities across five continents directly provided with the skills and information they need to improve their health, we have well exceeded our Clinton Global Initiative Commitment to Action of reaching 250,000 young people directly by the end of 2015. Over 14,600 of these young people have been trained to share this health information with their peers and the community. The programmes have also trained more than 12,000 frontline health workers in adolescent health.

We continue to support research evidencing the importance of adolescence in future health, and undertake advocacy activities to ensure adolescent health and the prevention of NCDs are global and local priorities. The engagement and involvement of youth is at the core of the YHP. Activities in 2015 included commissioning research on NCD risk behaviours and participation in the development of an NCD prevention chapter for UNICEF Facts for Life book. We also funded YHP side meetings at WHO Geneva (May 2015) and United Nations General Assembly in September 2015.

Further information on YHP can be found on its website, www.younghealthprogrammeyhp.com

New Safety, Health and Environment Strategy targets, 2016 to 2025

Disaster relief

The British Red Cross continues to act as our global disaster relief partner, channelling the bulk of our disaster relief donations. In addition to the charitable donations referenced in Community investment above, in April 2015 we donated £50,000 via British Red Cross to the Nepal Earthquake Appeal, $200,000 in July to fund the replenishment of the Kuala Lumpur Emergency Response Unit and £50,000 in September to Europe Refugee Crisis Appeal. In December, and as part of wider AstraZeneca support for those affected by the floods in Chennai, where over 1,000 AstraZeneca employees are based, we donated $30,000 to SEWA International.

[1]   Figures have been revised from those previously published to incorporate our biologics capabilities into our targets. Our targets for 2011 to 2015 were set in 2010.

[2]   Healthy Eating & Drinking, Tobacco Cessation, Physical Activity, Workplace Pressure Management.

[3]   Carbon target follows the science and uses the Science-Based Target Setting tool developed by the World Resources Institute. Operational footprint = energy and process emissions, business travel, waste incineration, freight/ logistics, 1st tier supply chain energy and patient use of inhalers. Carbon intensity = CO2 tonnes/$m sales.

[4]   For 2015 we have revised our reporting to reflect what was shipped from AstraZeneca for use in our Patient Assistance Programs as opposed to what was actually dispensed to patients, and have also moved to reporting the wholesale acquisition cost as opposed to average wholesale price. As a result, the 2015 numbers reported are lower than reported in 2014.

Eliminate workplace accidents and illnesses

Accidents:

75%

75% reduction in total injury rate from 2015 baseline

Health and wellbeing:

80%

80% of sites/marketing companies have all four ‘Essential Health Activities’[2]

Driver safety:

55%

55% reduction in collisions per million kilometres driven

Protect natural resources

Carbon:

30%

Compared to a 2015 baseline, operational carbon at the same level and reduce overall carbon intensity by 30%[3]

Waste:

10%

10% absolute reduction from 2015 baseline

Water:

Cap usage from 2015 baseline

90%

90% of API syntheses meet resource efficiency targets at launch and establish equivalent targets for biologics

Ensure the environmental safety of our products Ensure effective environmental management of our products from pre-launch through to product end-of-life

AstraZeneca Annual Report and Form 20-F Information 2015	59

Additional Information

Sustainability: supplementary information

Summary information about our commitment and performance in key areas is integrated into the relevant sections of this Annual Report. Further information about these and other areas is available on our website, www.astrazeneca.com.

The Strategy section from page 8 describes how we create value across the life-cycle of a medicine and highlights our distinctive capabilities and our strategy. Our commitment to operating responsibly underpins all of these efforts. This helps to ensure the future sustainability of the Group in a way that adds value for our stakeholders. The Sustainability section from page 57 reviews our sustainability governance and commitments. These encompass:

>	Environmental sustainability: managing our impact on the environment, across all our operations, with a particular focus on carbon emissions, waste and water use (see page 57).
>	Access to healthcare: as we expand our geographic footprint, exploring ways of increasing access to healthcare for more people, tailored locally to different patient needs (see page 50).
>	Responsible research: underpinning our accelerated drive for innovation with sound bioethics worldwide and maintaining a strong focus on patient safety in everything we do, minimising the risks and maximising the benefits of all our medicines throughout R&D, and after launch (see page 44).
>	Ethical business practices:
–	Working to consistent global standards of ethical sales and marketing practices in all our markets as we work to restore growth (see page 50).
–	Working only with suppliers who have standards consistent with our own as we increase our outsourcing to drive business efficiency (see page 47).
–	Making a positive contribution to our local communities around the world, through community support programmes consistent with improving health and promoting science (see page 58).
>	Being a great place to work:
–	Ensuring that diversity in its broadest sense is reflected in our leadership and people strategies (see pages 52 and 53).
–	Continuing to develop and embed a consistent approach to human rights across our worldwide activities (see page 54).
–	Promoting the safety, health and wellbeing of all our people worldwide as we continue to drive a high-performance culture and the achievement of our business goals (see page 57).

A core element of our business strategy is value-creating business development activity that strengthens our pipeline and accelerates growth. This includes targeted acquisitions. When we acquire companies we aim to align standards of responsible business and incorporate the companies in the setting of targets and measurement of performance.

Benchmarking

As expectations of stakeholders evolve, we continue to engage with them and use the feedback to inform the development of our sustainability strategy and risk management planning.

We also use the insights gained from external surveys to develop our approach in line with global best practice. A member of the Dow Jones Sustainability Index (DJSI) since 2001, we were once again listed in the 2015 World Index (the top 10% of the largest 2,500 companies). We also retained our listing on the DJSI STOXX – European Index (the top 20% of the 600 largest European companies) for the eighth year running (one of four pharmaceutical companies to do so out of 14 assessed). We achieved a total score of 84% (2014: 79%) compared with a sector best score of 88% (2014: 87%). We increased individual scores for 14 out of 24 criteria for 2015 (compared to seven out of 24 criteria in 2014). These included corporate governance, code of conduct, marketing practices, supply chain management, customer relationship management, innovation management, environmental policy management system, climate strategy, labour practice indicators and human rights, human capital development, talent attraction and retention, occupational health and safety, bioethics and health outcomes contribution. While these scores are encouraging, we lost ground in some areas, including risk and crisis management, social reporting, environmental reporting and operational eco-efficiency, strategy to improve access to drugs or products, and addressing cost burden. To understand these lower scores better, we commissioned an in-depth external benchmark survey. We will use the analysis to plan ways to improve in these areas.

External assurance

Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report

>	Patient safety, page 44
>	Clinical trials and transparency, page 45
>	Research use of human biological samples, page 45
>	Animal research, page 45
>	Increasing access to healthcare, page 50
>	Sales and marketing ethics, page 50
>	Working with suppliers, page 47
>	Natural resource efficiency, page 57
>	Develop a strong and diverse pipeline of leaders, page 53
>	Human rights, page 54
>	Safety, health and wellbeing, page 57
>	Community investment, page 58
>	Sustainability, page 57.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing us to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas’s scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

234	AstraZeneca Annual Report and Form 20-F Information 2015

Carbon reporting

Global greenhouse gas emissions data for the period 1 January 2015 to 31 December 2015

	Tonnes of CO2e
	2015	2014	2013[1]	2012
Emissions from:
Combustion of fuel and operation of facilities[2]	324,300	328,700	318,600	318,700
Electricity, heat, steam and cooling purchased for own use[3]	273,500	290,300	274,400	277,100
Company’s chosen intensity measurement:
Emissions reported above normalised to million US dollar revenue	24.2	23.7	23.1	21.3
Supplemental information:
Net electricity, heat, steam and cooling emissions, after write down due to voluntary purchase of electricity supplied under certified low carbon supply contracts or carbon certificates[4]	223,700	238,600	238,200	250,800
Supply chain emissions:
Upstream emissions from personnel air travel, goods transport and waste incineration	156,000	167,900	155,400	169,800
Downstream emissions from HFA propellants released during patient use of our inhaled medicines	508,800	448,900	352,000	299,600

[1]	Regular review of the data is carried out to ensure accuracy and consistency. This has led to slight changes in the data for previous years. None of the changes are statistically significant. The data quoted in this Annual Report are generated from the revised data.
[2]	Included in this section are greenhouse gases from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
[3]	Greenhouse gases from electricity are calculated using a location-based approach as described in GHG Protocol Scope 2 Guidance (January 2015). Market instruments (US Renewable Energy Certificates, UK Renewable Energy Guarantees of Origin) are then discounted. This approach is consistent with previous years. In future years Scope 2 emissions reporting will follow the dual reporting approach.
[4]	Some electricity supplied to our UK sites has been provided under a green power contract and is backed up with an equivalent quantity of Renewable Energy Guarantees of Origin and some of the electricity consumed at our US sites is covered by purchase of Renewable Energy Certificates.

The above table provides data on our global greenhouse gas emissions for 2015.

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors’ Reports) Regulations 2013.

These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency and USEPA eGRID databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2015 GHG emissions data. The assurance statement, including scope, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

AstraZeneca Annual Report and Form 20-F Information 2015	235